APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Phillys on the Hill

For the period ended 6/21/21

	Current Period 21-Jun-21
ASSETS	
Current Assets:	
Cash	$0.00
Petty Cash	$0.00
Accounts Receivables	$0.00
Inventory	$0.00
Prepaid Expenses	$0.00
Employee Advances	$0.00
Temporary Investments	$0.00
Total Current Assets	$0.00
Fixed Assets:	
Land	$0.00
Buildings	$0.00
Furniture and Equipment	$0.00
Computer Equipment	$0.00
Vehicles	$0.00
Less: Accumulated Depreciation	$0.00
Total Fixed Assets	$0.00
Other Assets:	
Trademarks	$0.00
Patents	$0.00
Security Deposits	$0.00
Other Assets	$0.00

Total Other Assets	$0.00		
TOTAL ASSETS	$0.00		
LIABILITIES			
Current Liabilities:			
Accounts Payable	$0.00		
Business Credit Cards	$0.00		
Sales Tax Payable	$0.00		
Payroll Liabilities	$0.00		
Other Liabilities	$0.00		
Current Portion of Long-Term Debt	$0.00		
Total Current Liabilities	$0.00		
Long-Term Liabilities:			
Notes Payable	$0.00		
Mortgage Payable	$0.00		
Less: Current portion of Long-term debt	$0.00		
Total Long-Term Liabilities	$0.00		
EQUITY			
Capital Stock/Partner's Equity	$0.00		
Opening Retained Earnings	$0.00		
Dividends Paid/Owner's Draw	$0.00		
Net Income (Loss)	$0.00		
Total Equity	$0.00		
TOTAL LIABILITIES & EQUITY	$0.00		
Balance Sheet Check	$0.00		

I, Angela Morales, certify that:

1. The financial statements of Phillys on the Hill included in this Form are true and complete in all material respects; and
2. The tax return information of Phillys on the Hill has not been included in this Form as Phillys on the Hill was formed on 06/22/2021 and has not filed a tax return to date.

Signature *Angela Morales*

Name: Angela Morales

Title: owner